Exhibit 4.131

Heads of Agreement

This Heads of Agreement is made on   2008 between the following parties:

Mintails Limited
ACN 008 740 672
Suite 2, 1233 High Street
Armadale, Victoria 3143
Australia
(**Mintails**)

DRDGOLD Limited
Registration No 1895/000926/06
EBSCO House 4
299 Pendoring Avenue
Blackheath, Randburg
South Africa
(**DRDGOLD**)

Mogale Gold (Pty) Limited
Registration No 1996/010274/07
First Floor, North Wing
Lord Charles Office Park
337 Brooklyn Road
Brooklyn
Pretoria 0002
South Africa
(**Mogale Gold**)

East Rand Proprietary Mines Limited
Registration No 1893/000773/06
EBSCO House 4
299 Pendoring Avenue
Blackheath, Randburg
South Africa
(**ERPM)**

Ergo Mining (Pty) Limited
Registration No 2007/004886/07
c/- First Floor, North Wing
Lord Charles Office Park
337 Brooklyn Road
Brooklyn
Pretoria 0002
South Africa
(**Ergo Mining**)

together, the Parties.

Background

This Heads of Agreement sets out the commercial terms and conditions pursuant to which:

− Mogale Gold has agreed to sell and DRDGOLD has agreed to purchase the Sale Interest (as defined below); and

− Mintails has agreed to guarantee the obligations of Mogale Gold under this Heads of Agreement.

Status of this Heads of Agreement

Immediately upon execution of this Heads of Agreement, all the parties acknowledge that they have created legally binding obligations between them in accordance with the agreed terms set out below.

Agreed Terms

Sale of interest in the Elsburg JV	
Sale Interest:	The Sale Interest comprises of:

(a) the 35% "Percentage Interest" (as that term is defined in the joint venture agreement between Mogale Gold and ERPM dated 15 August 2008 (**Joint Venture Agreement**) establishing the Elsburg Gold Mining Joint Venture (**Elsburg JV**)) that Mogale Gold holds in the Elsburg JV (or 23.6% Percentage Interest in the event that ERPM exercises its option to acquire an additional 11.4% Percentage Interest under the Memorandum of Agreement - Mogale Sale of Part Venture Interest between Mogale Gold and ERPM dated 29 September 2008 (**Option Agreement**)); and

(b) any and all amounts owing by the Elsburg JV to Mintails or any of its subsidiaries (the **Elsburg Loan**), including (without limitation) the amount owing to Mogale Gold by way of a shareholder loan which is provided under the Mogale Facility Agreement entered into by Mogale Gold and the Elsburg JV on 15 August 2008 (**Mogale Facility Agreement**),

each being free and clear of all encumbrances (other than any encumbrance in favour of DRDGOLD or any of the DRDGOLD's subsidiary companies (together the **DRDGOLD Group**)).

The sale of the Sale Interest is to include the proportionate share of any and all moneys held in the joint venture cash accounts of the Elsburg JV as at the date of completion of the sale of the Sale Interest.

Notwithstanding the date of the execution of this Heads of Agreement, title and risk in the Sale Interest passes to DRDGOLD on completion of the sale.

Mogale Gold agrees to sell to DRDGOLD, and DRDGOLD agrees to purchase the Sale Interest together with all rights that attach to that interest as at the date of this Heads of Agreement and which accrue between the date of this Heads of Agreement and the Completion Date (including the rights to any dividends) on the basis that the Elsburg JV will continue to operate in the ordinary course of ordinary business.

Purchase Price:	The purchase price for the Sale Interest is ZAR 177 million (subject to adjustment if ERPM exercises its option to acquire an additional 11.4% interest under the Option Agreement) payable in ZAR on completion.

The purchase price assumes that completion will occur within 4 months of the date of this Heads of Agreement. If completion has not occurred by that time, the parties must in good faith re-negotiate the purchase price adjustment mechanism to appropriately reflect the impact of the delay in completing the proposed transaction and any value leakage from the Elsburg JV during the period between signing this Heads of Agreement and completion.

Impact on Option Agreement:	The Parties acknowledge that nothing in this Heads of Agreement impacts in any way whatsoever on the ability of ERPM to exercise its option to acquire an additional 11.4% Percentage Interest in the Elsburg JV under the Option Agreement, and this Heads of Agreement is not to be construed as a waiver by ERPM of any of its rights under the Option Agreement.

Should ERPM exercise its option under the Option Agreement to acquire an additional 11.4% interest in the Elsburg JV prior to Completion of the sale of the Sale Interest pursuant to this agreement, then the Parties agree that:

(a) the Sale Interest shall be reduced from 35% to a 23.6% Percentage Interest in the Elsburg JV; and

	(b) the Purchase Price payable by DRDGOLD to Mogale Gold in respect to the Sale Interest will be reduced by the sum of ZAR 23,817,470 in recognition that ERPM will have already advanced that sum to Ergo Mining (at the direction of Mogale Gold) at the time of exercising its option in accordance with its obligations under clause 10 of the Option Agreement.
Impact on Joint Venture Agreement	ERPM acknowledges that it has waived its rights of first refusal under Clause 22.2 of the Joint Venture Agreement.
Condition Precedent:	Completion of the sale of the Sale Interest is subject to the following conditions precedent being satisfied or waived: (a) (if required) the Parties receiving written approval from the South African Competition Commission to the acquisition of the Sale Interest on terms satisfactory to DRDGOLD (acting reasonably); (b) the Parties receiving all necessary or desirable approvals, consents or authorisations in respect to the sale and purchase of the Sale Interest from any governmental agency in South Africa, including (without limitation) the Department of Minerals and Energy to the extent required, on terms satisfactory to DRDGOLD (acting reasonably); (c) the shareholders of Mogale Gold approving the sale of the Sale Interest under section 228 of the Companies Act No 61 of 1973 (South Africa) (**Companies Act**); (d) to the extent required, the shareholders of DRDGOLD approving the purchase of the Sale Interest under the Listing Requirements of the JSE; (e) on or before 12 December 2008 (or such later date as the parties may agree in writing), DRDGOLD is satisfied, in its sole discretion, with its due diligence investigations into the Sale Interest (including, in particular, Mogale Gold's title to the Sale Interest and the ability of Mogale Gold to sell the Sale Interest to DRDGOLD under this Heads of Agreement, the validity of the title that the Elsburg JV has to any assets transferred by Mintails or any of its subsidiaries (excluding Ergo Mining) (together the **Mintails Group**) into the Elsburg JV, and any agreements or undertakings entered into by any member of the Mintails Group or their respective directors, officers and employees on behalf of the Elsburg JV); (f) no material adverse change occurring in respect of the Elsburg JV, including (without limitation) movements in the Rand gold price which individually or in aggregate, have a material adverse impact on the prospects of the Elsburg JV; and (g) DRDGOLD share price not falling below ZAR 3.00 for a period of 5 consecutive trading days at any time prior to completion of sale of the Sale Interest pursuant to this Heads of Agreement. The conditions precedent in paragraphs (a) to (d) cannot be waived. The conditions precedent in paragraphs (e) to (g) are for the benefit of DRDGOLD and may be waived by DRDGOLD in its absolute discretion by providing notice in writing to Mintails. Each party must use all reasonable endeavours to ensure the satisfaction of the conditions precedent in paragraphs (a) to (g) above. In respect to the condition precedent in paragraph (a) above, the Parties will jointly appoint DRDGOLD's South African attorneys to prepare the filings and applications for approval from the South African Competition Commission. The costs of preparing the filings and applications will be borne equally by Mintails and DRDGOLD.

	If the condition precedent in paragraph (e) above is not satisfied or waived by the due date for satisfaction of that condition, then either party may terminate this Heads of Agreement by notice in writing to the other to that effect. If the remaining conditions precedent to this Heads of Agreement are not satisfied or waived by the date that is 6 months after the date of this Heads of Agreement, then either party may terminate this Heads of Agreement by notice in writing to the other to that effect.
Completion Date:	5 business days (being a day on which banks are open for business in South Africa and Australia) after satisfaction or waiver of the last condition precedent, or such other date as mutually agreed between the Parties.
Period before Completion:	Between the date of this Heads of Agreement and Completion (except for the purpose of carrying out the transactions contemplated by this Heads of Agreement), all Parties must, and must procure that each of its subsidiaries use its best endeavours to ensure that the Elsburg JV:

(a) conducts its businesses in the ordinary course of business and does not enter into any agreements which are outside the ordinary course of business;

(b) does not dispose of any of the mining tenements comprising the Elsburg JV and pays all applicable rents and rates in respect to maintaining those tenements as and when they fall due for payment;

(c) not dispose or agree to dispose of an interest in any of its assets other than in the ordinary course of ordinary business;

(d) substantively complies with any laws and statutory requirements affecting the ownership, use and operation of the assets comprising the Elsburg JV to the extent necessary to preserve their value (including, without limitation, complying with any requirement, notice, order or direction given by any government agency);

(e) does not create any encumbrance or other third party rights over any of the assets of the Elsburg JV;

(f) fully complies with all laws binding on it or affecting any of the assets comprising the Elsburg JV;

(g) pays and discharges all liabilities relating to the business of the Elsburg JV as and when they fall due; and

(h) does not repay any moneys in respect of the Elsburg Loan.

Between the date of this Heads of Agreement and Completion (except for the purpose of carrying out the transactions contemplated by this Heads of Agreement or as otherwise consented to by DRDGOLD), each of Mintails and Mogale Gold does not, and Mintails must further procure that each member of the Mintails Group does not:

(a) dispose of any of the Percentage Interest that Mogale Gold holds in the Elsburg JV, other than to ERPM under the Option Agreement; and

(b) create an encumbrance or other third party rights over the Percentage Interest that it holds in the Elsburg JV. |
| **Completion:** | At Completion, Mintails must procure Mogale Gold to do all things reasonably required by DRDGOLD to deliver title to the Sale Interest to DRDGOLD free and clear of all encumbrances and other third party interests (other than any encumbrances in favour of the DRDGOLD Group).

At Completion, Mintails must procure that Mogale Gold deliver to DRDGOLD:

(a) all instruments of title relating to the Sale Interest together with any documentation |

	reasonably requested by DRDGOLD to effect the transfer of the Sale Interest to DRDGOLD;
	(b) a written cession of the Elsburg Loan including due delivery of any security held for or in respect of the Elsburg Loan;
	(c) a certified copy of a resolution passed by the directors of Mogale Gold noting the cession of the Elsburg Loan;
	(d) such other documents as are necessary in order to enable DRDGOLD to register the purchase of the Sale Interest in its name; and
	(e) resolutions in terms of section 228 of the Companies Act, to the extent applicable.
	Mogale Gold must also do all things necessary to ensure that any of its representatives on the Executive Committee of the Elsburg JV resign from their position with effect from Completion and must provide the Elsburg JV with written acknowledgments that they have no claims (in any capacity) against the Elsburg JV.
Mintails Warranties:	Each of Mintails and Mogale Gold warrant at the date of this Heads of Agreement and on each day up to and including the Completion Date that:
	– Mogale Gold is the legal and beneficial owner of the Sale Interest;
	– the Sale Interest is held free of encumbrances and other third party rights other than the encumbrances in favour of any member of the DRDGOLD Group;
	– subject to satisfaction of the conditions precedent, Mogale Gold is able to freely sell and transfer, or procure the sale or transfer of the Sale Interest;
	– subject to satisfaction of the conditions precedent, each of Mintails and Mogale Gold have full power to enter into this Heads of Agreement and perform their obligations under it without any further action;
	– subject to satisfaction of the conditions precedent, the execution and performance of this agreement by each of Mintails and Mogale Gold comply with all relevant laws and their constitutions;
	– entry into the Heads of Agreement does not place any of Mintails or Mogale Gold in breach of a term of any other agreement;
	– each of Mintails, Mogale Gold and each member of the Mintails Group are solvent and are able to pay their debts as and when they become due and payable;
	– the Elsburg JV is the legal and beneficial owner, free of encumbrances and third party rights, to all assets transferred by Mintails or any member of the Mintails Group (excluding Ergo Mining) into the Elsburg JV;
	– other than the Elsburg Loan, there are no amounts owing to the Mintails Group by the Elsburg JV;
	– full particulars of any agreements, arrangements or understandings entered into by representatives of the Mintails Group (whether acting in their capacity as a representative of the Elsburg JV or otherwise) on behalf of the Elsburg JV have been provided to DRDGOLD;
	– all information which would reasonably be expected to be material to a purchaser of the Sale Interest (other than information that is known, or ought reasonably to be known, to DRDGOLD and members of the DRDGOLD Group as a result of its interest in the Elsburg JV) has been disclosed to DRDGOLD; and
	– all information made available to DRDGOLD or members of the DRDGOLD Group by

	or on behalf of Mintails or members of the Mintails Group is complete and accurate in all material respects, and is not otherwise misleading.
	It is acknowledged that DRDGOLD and members of the DRDGOLD Group has not completed their due diligence enquiries and may require additional warranties to be provided by Mintails and/or members of the Mintails Group in respect of any issues arising out of those enquiries.
DRDGOLD Warranties:	Each of DRDGOLD and ERPM warrant at the date of this Heads of Agreement and on each day up to and including the Completion Date that:
	– subject to satisfaction of the conditions precedent, each of DRDGOLD and ERPM have full power to enter into this Heads of Agreement and perform their obligations under it without any further action; and
	– subject to satisfaction of the conditions precedent, the execution and performance of this agreement by DRDGOLD and ERPM comply with all relevant laws and their constitutions.
Indemnity in respect of liabilities attributable to the period before Completion:	Mogale Gold is liable for all damage, loss, claim or liability which relates to the Sale Interest for the period up to and including Completion and unconditionally and irrevocably indemnifies DRDGOLD from any claims, damages or losses of any nature whatsoever (including, without limitation, claims relating to environmental and rehabilitation liabilities) suffered or incurred by DRDGOLD in relation to the Sale Interest that relate to the period up to and including Completion, provided always that this provision will not apply to the extent that the act, matter or thing giving rise to the damage, loss, claim or liability was known to DRDGOLD as at the date of this Heads of Agreement.
Mintails guarantee:	Mintails unconditionally and irrevocably guarantees to DRDGOLD the due and punctual performance by Mogale Gold of its obligations under this Heads of Agreement.
	Mintails waives any rights it has of first requiring DRDGOLD to commence proceeding or enforce any other right against Mogale Gold or any other person before claiming under this guarantee.
	DRDGOLD may treat Mintails as a principal debtor jointly and severally with Mogale Gold.
	The guarantee is a continuing security and is not discharged by any one payment.
Formal documents and further acts:	If required by DRDGOLD, the parties will proceed to enter into more formal binding agreements incorporating the provisions set out above for agreement and signature by the parties. Such documents (to the extent required) will be prepared by DRDGOLD's attorneys and will include such terms as are reasonably necessary in order to give effect to and implement the terms and agreements set out in this Heads of Agreement, and each party shall, in good faith, endeavour to reach agreement on such terms.
	Until execution of the formal binding agreements, each party will timeously and in good faith do all things and execute all documents to give effect to the agreements in this Heads of Agreement.
Costs and stamp duty:	Each party is responsible for bear their own costs of negotiation, preparation, execution and performance of this Heads of Agreement.
	DRDGOLD must pay all stamp duties, security transfer tax and VAT (if any) associated with the purchase of the Sale Interest.
Confidentiality:	DRDGOLD and Mintails will agree the form and content of any announcement in respect of the sale of the Sale interest.
	Otherwise, the terms of this Heads of Agreement are to remain confidential unless required to be disclosed by law or by the rules of any stock exchange on which DRDGOLD or

	Mintails are listed.
Governing Law:	This Heads of Agreement is governed by and construed in accordance with the laws of South Africa. Each party submits to the non-exclusive jurisdiction of the Courts of South Africa.
Counterparts:	This Heads of Agreement may be signed in counterparts which together will constitute one instrument. A party may execute this Heads of Agreement by signing any counterpart. A party may execute this Heads of Agreement or any counterpart by facsimile.

Executed by the Parties as a binding agreement:

Signed by
Mintails Limited
by:

/s/D.A.W. van der Walt
Secretary/Director   Director

Diederik Albert Willem van der Walt
Name (please print)   Name (please print)

Signed by
DRDGOLD Limited
by:

/s/J.W.C. Sayers
Secretary/Director   Director

John William Cornelius Sayers
Name (please print)   Name (please print)

Signed by
Mogale Gold (Pty) Limited
by:

/s/D.A.W. van der Walt
Secretary/Director   Director

Diederik Albert Willem van der Walt
Name (please print)   Name (please print)

Signed by
East Rand Proprietary Mines Limited
by:

/s/T.J. Gwebu
Secretary/Director   Director

Themba J. Gwebu
Name (please print)   Name (please print)

Signed by
Ergo Mining (Pty) Ltd
by:

/s/C.M. Symons
Secretary/Director   Director

Charles M Symons
Name (please print)   Name (please print)